FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Third Quarter 2019 Results
and Conference Call

Toronto, Ontario (October 4, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its third quarter 2019 financial results after market close on Wednesday, October 30, 2019. Senior management will host a conference call on Thursday, October 31, 2019 at 11:00 am ET to discuss the results.

Participants may join the conference call by dialing (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until December 1, 2019 by dialing (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5853944#. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.